06008858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 28 2006
803

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Capital Management Inc.

OFFICIAL USE ONLY
43559
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Carpenters Brook Road
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANCIS M. TAYLOR (203)-531-9729
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NELSON, MAYOKA & COMPANY CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

7 HIGH STREET SUITE 212 (Address), HUNTINGTON (City) NY (State) 11743 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 04 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANCIS M. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Capital Management, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 3/10/06

President

Title

Notary Public

JANICE L. STEARNS
Notary Public, State of Connecticut
My Commission Expires June 30, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schedule I

Taylor Capital Management Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended December 31, 2005

Computation of Net Capital

Net capital from stockholders' equity before haircuts on security positions	$	16,775
Less		
Non Allowable Assets		
Net Capital before Haircuts		16,775
Haircuts		-
Net Capital		16,775

Computation of Basic Net Capital Requirement

Net Capital		16,775
Minimum net capital requirements of reporting broker-dealer		5,000
Excess net capital	$	11,775

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	2,000
Percentage of Aggregate indebtedness to net capital		16%

The accompanying notes are an integral part of these financial statements

Taylor Capital Management Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended December 31, 2005

Reconciliation with Company's computation included in
Part II of Form X 17A-5 as of December 31, 2005

Net capital , as reported in Company's Part II (Unaudited) Focus Report	$	16,775
Net audit adjustments		-
Net capital per above	$	16,775

The accompanying notes are an integral part of these financial statements